GulfMark Offshore, Inc.
Announces Platform Supply Vessel Acquisition

     December 8, 2004 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today that it has acquired the Waveney Citadel, a 2003 built UT755L design platform supply vessel ("PSV") from Waveney Shipping PLC, a privately held United Kingdom company which owns three new generation PSVs, including the Citadel, all of which are currently managed by GulfMark. The total purchase price for the Citadel is GBP9.4 million, or approximately $18 million. The acquisition will be funded from cash on hand and our $100 million revolving line of credit.

     Commenting on the acquisition, Bruce Streeter, President and COO said, "The UT755L's high capacity and flexible work modes are recognized around the world. As managers, we are well aware of the Citadel's capabilities, operating characteristics and profitability as we have been involved with the vessel since construction. The addition of the Citadel to our fleet is very timely as we have experienced a significant improvement in demand; consequently the vessel's earning power will be realized from the initial acquisition date."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

     The press release includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation. While the Company makes these statements and projections in good faith, neither the company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the Company's Securities and Exchange Commission filings for additional important factors that may affect actual results.

Contact:             Edward A. Guthrie, Executive Vice President
                             (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.